February 26, 2015

Via Email

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:

David Link

Special Counsel

Re:	Bella Costa Designs, Inc. Registration Statement on Form S-1 Filed January 9, 2015 File No. 333-201403

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There are no such written communications or written reports being provided to investors

Cover page

2. Revise to include the date of the prospectus in accordance with item 501(b)(9) of Regulation S-K.

Response: We have revised the date of the prospectus.

3. Please revise the cover page to limit it to one page.

Response: We have revised it accordingly.

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The Offering, page 7

4. We note the offering termination date on page seven is inconsistent with the termination date stated on your cover page. Please revise to clarify when the offering will terminate. We may have further comment.

Response: We have revised the termination date on page seven accordingly.

5. Please revise the net proceeds amount disclosed here to state that $80,000 is the gross proceeds assuming the sale of all shares and that the estimated offering expenses of $10,000 will result in net proceeds of $70,000, as reflected on page 13.

Response: We have revised the statements accordingly.

Risk Factors, page 8

6. We note your asset and net worth totals in your definition of accredited investor in the risk factor on page 12. Please revise your definition of accredited investor. See Rule 501(a) of Regulation D.

Response: We have revised our definition of accredited investor.

Use of Proceeds, page 13

7. We note your disclosure in the risk factor “We will incur ongoing costs and expenses ...” that the anticipated costs are $10,000 per year which includes legal fees along with other fees to remain compliant and that “at this time our business plan does not allow us for the payment of the estimated $10,000 cost of this registration statement.” We also note that you indicate your offering expenses include $3,200 in legal fees as reflected on page 31. However, your use of proceeds table on page 13 places legal and professional fees in the same category and reflects the offering expenses being deducted from the gross offering amounts. Please revise to clarify and provide greater detail with respect to the expenses included in the “offering expenses” category and the “legal and professional fees” category.

Response: The offering expenses include legal fees only incurred due to this offering. We estimate them to be $10,000. Legal and professional fees are those fees we have to pay every year to maintain our business, which include legal, audit fees etc. We have taken away the offering expenses from the table of Use of Proceeds to clarify our expenses.

8. We note that Mr. Perez has “verbally agreed to loan the company funds to complete the registration process and to implement [y]our complete business plan.” Please clarify, if true, that Mr. Perez is not legally obligated to provide the funding.

Response: We have added the statement “ Mr. Perez is not legally obligated to provide the funding.”

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Dilution, page 16

9. Please add the term “net tangible” to precede instances where you present book value per share before and after the offering. Also replace the term “increase per share” with “increase in net tangible book value per share.” See Item 506 of Regulation S-K.

Response: We have revised terms accordingly.

10. In each of the 4 sales scenarios please revise the number of shares after offering to reflect the sum of (a) 4.5 million common shares outstanding plus (b) the number of shares issued if you sell 100%, 75%, 50% and 25% of the 4 million common shares being offered. For example, if 100% of 4 million offered shares are sold it appears that 8.5 million common shares would be issued and outstanding after the offering rather than the 10 million disclosed. Also revise your disclosure on page 16 that currently states there will be up to 10 million shares outstanding, assuming completion of the offering.

Response: We have revised the numbers in all 4 scenarios and in disclosure on page 16.

11. Please revise the amount of new funding line item under each scenario to reflect the net offering proceeds disclosed on page 13 of your Form S-1, and update your dilution table to reflect this change.

Response: We have revised the amounts accordingly and updated the dilution table.

12. We note your disclosure on page 16 that the October 31, 2014 net tangible book value of your shares was $4,500. It appears that the October 31, 2014 net tangible book value was $3,884 based on the total stockholders’ equity as of that date (page F-2). Please revise your disclosure of the net tangible book value as of October 31, 2014, and update your dilution table to reflect this change.

Response: We have revised our disclosure of the net tangible book value and have updated the dilution table.

13. Please revise to include a comparison of the amount of the public contribution, as if the offering is fully sold, and their percentage of ownership to the amount of Mr. Perez’s contribution and his percentage of ownership after the public offering.

Response: We have included the comparison of percentage in the dilution table.

Management’s Discussion or Plan of Operation, page 17

14. We note the milestones you set forth in this section, and in your Use of Proceeds section, including web development and office space rental. Please revise to include an estimated timeframe for each milestone.

Response: We have included the estimated timeframe for each milestone.

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Hiring Employees, page 18

15. Here you disclose that you intend to hire and compensate two or three planned sales representatives in the form of a monthly salary. On page 15 you disclose that future potential employees will be compensated solely by commission payments based on their performance. Please revise these planned employee compensation structure disclosures, as necessary, so they are consistent with one another.

Response: We have revised the compensation for planned employees on page 18.

Liquidity and Capital Resources, page 19

16. Please revise to disclose the period that available cash can sustain your current operations.

Response: We have revised the disclosure accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 23

Certain Relationships and Related Transactions, page 25

17. Please provide the disclosure required by Item 404(c) of Regulation S-K, if applicable. See also Item 404(d)(2).

Response: We have provided the disclosure required.

18. Please add disclosure in this section of the related party advance disclosed in the financial statements.

Response: We have added the disclosure accordingly.

19. We note that your office space is provided by Mr. Perez at no cost. Please provide the dollar amount associated with this transaction as required by Item 404(a)(3) of Regulation S-K. See also Item 404(d)(1).

Response: We have included the dollar amount accordingly.

Indemnification for Securities Act Liabilities, page 27

20. Please revise to provide a brief description of the indemnification provisions relating to directors, officers and controlling persons of the company against liability arising under the Securities Act. Please see Item 502 of Regulation S-K.

Response: We have provided a brief description.

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Financial StatementsNote 4 – Stockholders’ Equity, page F-12

21. Please revise the statement that you sold 45 million shares of common stock upon formation to reconcile with the 4.5 million shares presented in the statement of stockholders’ equity on page F-4.

Response: The statement was revised accordingly.

Exhibit Index, page 32

22. File as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

Response: We have filed as an exhibit the form accordingly.

Sincerely,

/s/ Nelson Perez

President

Bella Costa Designs, Inc.

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